Effective March 1, 2005, the Fund issued an additional class of shares, Class N and designated its original class of shares as Class I. The terms and rights of holders are stated below. No changes were made to the rights of the holders of Class I.

Nicholas High Income Fund, Inc. is authorized to issue 100,000,000 shares of common stock, par value $0.01 per share, of which 75,000,000 shares are designated Class I shares and 25,000,000 shares are designated Class N shares. Each full share of a class has one vote and all shares participate equally in dividends and distributions from capital gains, when and as declared by the Board of Directors, and in the residual assets of the Fund in the event of liquidation. The shares, when issued, will be fully paid and non-assessable; they will not have any preemptive, preference, sinking fund or conversion rights and the Fund may not call outstanding shares. Shares are redeemable and are transferable. Fractional shares entitle the holder to the same rights as whole shares except fractional shares have no voting rights.

Each share of common stock of the Fund is entitled to one vote in electing Directors and other matters that may be submitted to shareholders for a vote. All shares of each class have equal voting rights. However, matters affecting only a particular class can be voted on only by shareholders in that class. Only shareholders of Class N shares of the Fund are entitled to vote on matters submitted to a shareholder vote with respect to the Rule 12b-1 Plan applicable to such class. All shareholders are entitled to receive dividends when and as declared by the Board of Directors from time to time and as further discussed in the Prospectuses of each class.